May 7, 2009
VIA FACSIMILE and EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3628

Attention:	Peggy Kim, Special Counsel
Office of Mergers & Acquisitions

	Re:	Cox Radio, Inc.
Amendment No. 7 to Schedule TO-T/13E-3
Filed May 1, 2009
By Cox Enterprises, Inc. and Cox Media Group, Inc.
Amendments No. 5 and 6 to Schedule TO-T/13E-3
Filed April 30, 2009
File No. 5-47385
Dear Ms. Kim:
          We have received your comments set forth in a letter dated May 5, 2009, and addressed to Stuart A. Sheldon. The remainder of this letter contains the text of your comments followed, in each case, by a response. The revised disclosure referenced in our responses appear in either Amendment No. 8 to Schedule 13E-3 and Schedule TO (the “13E-3 Amendment”) or Amendment No. 4 to Schedule 14D-9 (the “14D-9 Amendment”), each being filed concurrently with this letter.
Schedule TO/13E-3
1.	We note that the issuer is now recommending the tender offer to security holders. Please revise to include Cox Radio as a filing person on the Schedule 13E-3. Refer to Question 101.03 in the Going Private Transactions section of the Division’s compliance & Disclosure Interpretations. Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for Cox Radio. For example, include a statement as to whether Cox Radio believes the Rule 13e-3 transaction is fair to unaffiliated security holders and an analysis of the material factors relied upon in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981). In this regard, we note that in the Schedule 14D-9, the fairness discussion for Cox Radio is from the Special Committee, rather

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U.S. Securities and Exchange Commission
May 7, 2009

than from the board, and that the disclosure states that the transaction is fair to stockholders (other than Media and Enterprises), rather than to the unaffiliated security holders of Cox Radio. We may have further comment.

RESPONSE
As we discussed with you on May 6, 2009, Cox Radio, Inc. (“Radio”) was added again as a filing person on Amendment No. 6 to Schedule TO-T/13E-3 on April 30, 2009 (“Amendment 6 to Schedule 13E-3”). We note the following in the third paragraph under the explanatory note to that filing: “Item 13 of Schedule TO, the information required by Schedule 13E-3, is being amended and supplemented by this Amendment No. 6, among other things, to again add Radio as a filing party and incorporate disclosures related to Radio.” In this regard, we note that Radio was added as a filing person in a manner consistent with Amendment No. 2 to Schedule TO-T/13E-3 on April 3, 2009. Pursuant to the filing of Amendment 6 to Schedule 13E-3, Radio believes that it has met all disclosure requirements of Schedule 13E-3 as a filing person. Specifically, we refer you to Item 8 of Schedule 13E-3 as referenced in Amendment 6 to Schedule 13E-3, which refers to Item 4 of Schedule 14D-9. Item 4 of Schedule 14D-9 states the Radio special committee’s fairness determination and approval regarding the proposed transaction. Furthermore, the 13E-3 Amendment lists Radio as a filing person on the cover page and in the explanatory note of the amendment.

With respect to whether additional dissemination is necessary, the parties have previously disseminated the amended and restated offer to purchase, dated April 30, 2009, and the amended and restated Schedule 14D-9, dated May 1, 2009. Both documents were included in the same mailing so that stockholders received a complete set of disclosure materials, including amended and restated copies of the letter of transmittal and notice of guaranteed delivery. We believe this approach is both consistent with similar transactions and appropriate under our particular facts and circumstances.

The documents disseminated to Radio stockholders contain all necessary and material information that a Radio stockholder will need to make an informed decision as to whether to tender such stockholders shares, including, but not limited to, all of the substantive information required by Schedule 13E-3 for each of Cox Enterprises, Inc. (“Enterprises”), Cox Media Group, Inc. (“Media”) and Radio. The pertinent addition of Radio as a filing person was accomplished in Amendment 6 to Schedule 13E-3, and we respectfully submit that this technical statement need not be specifically disseminated to stockholders, particularly given the fact that the substantive requirements of Schedule 13E-3 are satisfied in the Schedule 14D-9 and Amendment 6 to Schedule 13E-3 specifically incorporates by reference its substantive requirements from the Schedule 14D-9. As a result, the dissemination to each stockholder of any additional references that Radio is a filing person would not provide any additional information with respect to the tender offer that a lay stockholder would find useful and, in fact, may be confusing to stockholders.

We further note that the combining of the amended and restated offer to purchase and the amended and restated Schedule 14D-9 into one disclosure document would not provide additional clarity. Instead, such a combined disclosure document would cause unnecessary expense, undue delay of the transaction and likely be confusing for stockholders. Notwithstanding Interpretive Response 101.03, Radio, on the one hand, and Media and Enterprises, on the other hand, are not joined together in the transaction. Interpretive Response 101.03 notes that for disclosure purposes, it is the Staff’s position that the Rule 13e-3 disclosure requirements would also apply to Radio as a result of the favorable recommendation. Accordingly, we have endeavored to comply with the Staff’s interpretation of Rule 13e-3 by providing such necessary disclosure by Radio in Amendment 6 to Schedule 13E-3 and having Radio join the Schedule 13E-3 as a filing person. However, the tender offer is being made by Enterprises and Media and the amended and restated offer to purchase represents their disclosure document with respect to their tender offer. The tender offer was unsolicited and not discussed with anyone at Radio (other than overlapping directors). Upon commencement of the tender offer, Radio had an obligation pursuant to Rules 14d-9 and 14e-2 to take a position with respect to the tender offer.

The Radio board of directors formed a special committee of independent and disinterested directors and delegated all powers of the board of directors with respect to the proposed tender offer to the special committee. The amended and restated Schedule 14D-9 is the special committee’s disclosure document with respect to its position on the tender offer. This broad and exclusive delegation of the power and authority of Radio’s board to the special committee with respect to the proposed transaction is consistent not only with Delaware’s Siliconix principles, but also consistent with the express grant of authority statutorily set forth in Section 141(c)(1) of the General Corporation Law of Delaware (the “DGCL”). Section 141(c)(1) of the DGCL provides that a board of directors may establish committees by resolution and that, subject to certain exceptions not applicable to tender offers in this context, “[a]ny such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the corporation, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation….” 8 Del. C. §141(c)(1). In addition, Section 2 of Article V of the Amended and Restated Bylaws of Cox Radio tracks the language of Section 141(c)(1) with respect to powers that may be delegated to committees of the Cox Radio board. The special committee has been delegated all powers and authority of Radio’s board to take the actions specified in the resolutions establishing the special committee in connection with the tender offer.

The special committee’s ultimately favorable recommendation implicated Interpretive Response 101.03, and Radio’s Rule 13e-3 disclosure requirements have been satisfied in Amendment 6 to the Schedule 13E-3 through the incorporated and included amended and restated Schedule 14D-9. However, Radio, on the one hand, and Media and Enterprises, on the other hand, occupy two distinctly different positions in the transaction, as evidenced by Radio’s withdrawal of its recommendation earlier in the tender offer process. Accordingly, we believe the two distinct disclosure documents best provide the necessary disclosure while also maintaining the necessary distinction of each party’s relationship in the transaction. Finally, we note that the Schedule 13E-3 disclosure requirements simply require the filing person to state whether or not the Rule 13e-3 transaction was approved by a majority of the directors of the subject company who are not employees of the subject company. As we have noted, the special committee is comprised of the only two directors of the board who are neither employees of Radio nor affiliated with either Enterprises or Media. As noted above, however, the 14D-9 Amendment clarifies that the recommendation, including the fairness determination, of the special committee is made on its behalf and on behalf of the Radio board of directors.

In response to sentence eight of your comment in which you note that “the fairness discussion for Cox Radio is from the Special Committee rather than the board,” Radio has filed the 14D-9 Amendment and has added the following language at the end of the first paragraph under the heading "Solicitation Recommendation" in Item 4 of Schedule 14D-9: “The recommendation, including the fairness determination, of the Special Committee is made on its behalf and on behalf of the Board.”

In response to sentence eight of your comment in which you note that “the disclosure states that the transaction is fair to stockholders (other than Media and Enterprises), rather than to the unaffiliated security holders of Cox Radio,” it is our view that Radio’s current formulation is broader than what the Staff has suggested and, accordingly, speaks to a broader group of stockholders, which includes all of the unaffiliated stockholders of Cox Radio. Accordingly, we respectfully submit that additional changes to the Schedule 14D-9 with respect to this aspect of your comment are not necessary, appropriate or in the best interest of Radio stockholders.

Oral Comment

Pursuant to our conversation on May 6, 2009, you mentioned that it would be the preference of the Office of Mergers & Acquisitions for Cox Radio to file a separate Schedule 13E-3 rather than a joint Schedule 13E-3 with Enterprises and Media.

We discussed with you the reasons for our belief that the filing of a joint Schedule TO-T/13E-3, rather than a separate Schedule 13E-3, is appropriate to meet all disclosure requirements. We have consistently followed this approach in the course of this transaction where Radio has made joint filings with Enterprises and Media, and we believe that this is entirely consistent with recent precedent (e.g., the tender offer by Roche Investments USA Inc. to purchase the outstanding shares of Genentech, Inc. not owned by Roche Holding Ltd. and its subsidiaries). Further, the response to Question 5 in Release No. 34-17719 (April 13, 1981) encourages that “to avoid unnecessarily duplicative filings and disclosure, the Division will not object if, whenever two or more persons are subject to the requirements of Rule 13e-3 with respect to the same transaction or series of transactions, a joint Rule 13e-3 transaction statement is filed which includes in response to Item 17(d) of Schedule 13E-3 joint disclosure materials containing all of the information and exhibits required from each person subject to the Rule.” Additionally, we believe that preparing and filing a separate Schedule 13E-3 at this point in the transaction would be detrimental to the transaction as a whole and possibly cause its failure due to timing considerations. We also believe that a separate Schedule 13E-3 filing could result in substantial confusion among stockholders. Had we been aware of the Staff’s preference to do a separate Schedule 13E-3 filing earlier in the proposed transaction (such as closer to the initial joint Schedule 13E-3 filing on April 3, 2009), we would have been happy to discuss the appropriateness of such a filing with the Staff. At this point, however, a separate filing would result in undue expense and delay with no substantive discernable benefit.

2.	We note your response to comment two in our letter dated April 22, 2009; however, we reissue our comment. Please address the potential change in control payments to management and advise us as to whether the tender offer may trigger these payments. We note that you state that Cox Radio will not enter into any employment or compensation agreement with any of the current officers or directors of Cox Radio. With respect to each continuing member of management, please advise us as to any current or further alterations in management’s executive agreements with Enterprises or Media. In addition, please address the continuing equity participation of management in the acquirer, Enterprises or Media. For example, we note that Mr. Kenney owns 13% of Enterprises. Further, please address the continuing representation of management on the board of the acquirer, Enterprises or Media. We note that Mr. Kenney serves as Chairman of the Board of both Cox Radio and Enterprises, and that Messrs, Berry and Hayes serve as directors of both Cox Radio and Enterprises.

RESPONSE

With respect to change-of-control payments, as discussed in Radio’s amended annual report on Form 10-K/A for the year ended December 31, 2008, as filed on April 30, 2009 (the “Radio 10-K/A”), there are no change–of-control or severance arrangements for any Radio executive officers or other management employees. Similarly, the definition of “change in control” under Radio’s long-term incentive plan is defined as a transaction resulting in Enterprises’ voting control falling below 50.1%, so the going-private transaction clearly will not trigger this provision. In addition, there are no existing or contemplated agreements, arrangements or understandings, oral or written, express or implied, between any member of Radio’s management, on the one hand, and Media or Enterprises, on the other hand, regarding any change-of-control payments triggered by the going-private transaction.

With respect to each continuing member of management, as indicated in our prior response, none of these individuals will receive an increase in base salary or other compensation in connection with the going-private transaction from or through Radio, Media or Enterprises. In this regard, Enterprises does sponsor incentive and other benefit plans for employees of its

U.S. Securities and Exchange Commission
May 7, 2009

various business units, and Radio employees, including management, will be eligible to participate in such plans on the same basis as similarly situated employees of Enterprises’ other business units. We respectfully submit, however, that such participation should not be deemed an alteration favorable to management that would rise to the level of management being considered engaged in the going-private transaction, as such participation would simply be incidental to being a wholly-owned subsidiary of Enterprises and there would be no preferential treatment afforded to Radio management.

With respect to the continuing equity participation of management in Media, Enterprises holds all of the outstanding equity interest in Media, and no equity interests in Media will be issued or awarded to Radio employees, including management, or any other employee of Media or Enterprises.

With respect to equity interests in Enterprises, please note that James C. Kennedy, the grandson of the founder of the company, received most of the interest reported as beneficially owned by him when his mother passed away in 2007. In addition, as disclosed in the Radio 10-K/A, 99% of the Enterprises shares reported as beneficially owned by Mr. Kennedy are non-voting and are held by entities over which he may be deemed to share investment or voting control. Mr. Kennedy’s deemed beneficial ownership of a minority non-voting interest and a de minimus voting interest in Enterprises should not be construed to mean he is somehow personally engaged in the going-private transaction.

Regarding any continuing equity participation in Enterprises by any member of Radio’s management, we note that Robert F. Neil, chief executive officer of Radio, currently holds less than one-hundredth of 1% of the outstanding common stock of Enterprises. From time to time, Enterprises does allow certain officers of Enterprises and its wholly-owned subsidiaries to purchase shares of Enterprises common stock. Mr. Neil acquired his Enterprises shares when he was an employee of Enterprises, prior to Radio’s public offering. Enterprises has not determined whether Mr. Neil would be afforded an opportunity to purchase Enterprises shares in the future, but if he were afforded such an opportunity, such purchases would be on the same terms and at the same price offered to other Enterprises officers at the time.

With respect to the continuing representation of management on the board of directors of Radio, Enterprises and Media, Mr. Kennedy serves as Chairman of the board of directors of Enterprises, which is comprised of 10 directors, and as Chairman of the board of directors of Radio, which is currently comprised of eight directors. Messrs. Berry and Hayes each serve as a director of both Enterprises and Radio. Messrs. Kennedy, Berry and Hayes each approved the going-private transaction in accordance with their roles as directors of Enterprises, and each approved the appointment of the special committee in accordance with their roles as directors of Radio. Such favorable votes by Messrs. Kennedy, Berry and Hayes were made pursuant to each director’s fiduciary duty and as part of a collective decision by each respective board of directors to approve the respective actions. Such actions taken by individuals in their capacities

U.S. Securities and Exchange Commission
May 7, 2009

as members of a board of directors should not be considered as evidence or even suggestive of directors being engaged in the transaction or other action being approved.

We further note that, as set forth in our response to comment 2 of your letter dated April 22, 2009, the post-transaction Radio board of directors will likely consist of three employees of either Enterprises, Media or Radio, which is consistent with Enterprises’ practice with other wholly-owned subsidiaries. The selection of subsidiary directors generally is both a functional and operational determination. For example, the directors of Media are Sanford H. Schwartz, Media’s president, Neil O. Johnston, Media’s chief financial officer, and Andrew A. Merdek, Media’s corporate secretary. Similarly, although the precise make-up of the post-transaction Radio board has not been determined, we would expect that, following the going-private transaction, the Radio board would consist of two Media or Radio executives experienced in operational oversight, and Radio’s corporate secretary. In this regard, as indicated in our prior response, since Mr. Berry is not an employee of Enterprises, Media or Radio, he would not be expected to continue as a Radio director. Consistent with other Enterprises subsidiaries, Mr. Kennedy and Mr. Hayes would likely not continue as directors of Radio either, as neither has direct operational responsibility for or oversight of Radio. In any event, an appointment as director of Radio will not result in any compensation or other consideration for such service and will be merely incidental to such appointed director’s primary role as an employee of Enterprises, Media or Radio, as the case may be.

As before the transaction, Messrs. Kennedy, Hayes and Berry would be expected to continue in their roles as directors of Enterprises. No member of Radio management, however, will be appointed to the Enterprises or Media board of directors following the going-private transaction. Accordingly, we respectfully submit that the actions of Messrs. Kennedy, Hayes and Berry in their roles of members of the respective boards of directors were appropriate and consistent with Delaware law and should not be misconstrued as their being engaged in the going-private transaction.

In addition, we respectfully note that Enterprises is a large diversified media and wholesale auto auction company with 2008 revenues of $15.4 billion and has a distinct, legal identity separate and apart from its stockholders. To this end, Enterprises undertakes various business transactions, many of which are larger than the going-private transaction, and none of these transactions are legally attributable to its directors or stockholders.

In conclusion, there is no basis to deem any persons other than Enterprises, Media or Radio as filing persons in connection with the Schedule 13E-3. Each management-level employee of Radio has not and will not receive any favorable compensation or consideration, which includes any increased equity stake in either Enterprises, Media or Radio, in connection with or in any way relating to the going-private transaction and, accordingly, is not personally gaining from or otherwise engaged in the going-private transaction. Every director of Enterprises and Media approved the going-private transaction and found it to be fair. Pursuant to such board actions, Enterprises engaged in the going-private transaction, as a result of a business and

U.S. Securities and Exchange Commission
May 7, 2009

strategic recommendation by Enterprises’ and Media’s management, to acquire the remaining equity of Radio not otherwise owned by Media, and such action by Enterprises is not legally attributable to its stockholders or directors in their personal capacity.
Exhibits
3.	We note that you have filed a presentation by Citi dated April 24, 2009 as an exhibit to the Schedule 13E-3. Please revise to summarize the presentation in your document. Refer to Item 1015 of Regulation M-A.

RESPONSE

We have revised the disclosure as requested. Please see paragraph (2) of the 13E-3 Amendment.

4.	Please file the April 21, 2009 presentation by Gleacher, and any other Item 1015 reports by Gleacher, as exhibits to the Schedule 13E-3 and summarize the presentations in your document.

RESPONSE

The 14D-9 Amendment includes the April 21, 2009 presentation by Gleacher, as well as any other Item 1015 reports by Gleacher not previously filed as exhibits to the Schedule 14D-9. Summaries of these presentations are also included in the Schedule 14D-9.
Offer to Purchase
Tender Offer, page 47
5.	We note that you state that you reserve the right, at any time, to terminate the Offer. Please revise to clarify that you may terminate the offer prior to expiration if any condition remains unsatisfied or has not been waived.

RESPONSE

We have revised the disclosure as requested. Please see paragraph (3) of the 13E-3 Amendment.
* * * * *

U.S. Securities and Exchange Commission
May 7, 2009

          We hope you will find this letter responsive to your comments. If you have questions regarding our responses, please do not hesitate to contact me at 202-776-2941.

Sincerely,
/s/ Thomas D. Twedt
Thomas D. Twedt
Member

cc:	John M. Dyer Neil O. Johnston Andrew A. Merdek Stuart A. Sheldon Frank M. Conner III Jay M. Tannon